UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1394
(Amendment No.  23)*

SunTrust Banks, Inc.

Common

867914103

December 31, 2002

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[X]  Rule 13d-1 (b)
[ ]  Rule 13d-1 (c)
[ ]  Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No.  867914103
1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons

SunTrust Banks, Inc. as Parent Holding Company for Trusco Capital
Management, SunTrust Delaware Trust Company, and SunTrust Bank Holding Company as Parent Company for SunTrust Bank and in various fiduciary capacities. 58-1575035

2. Check the Appropriate Box if a Member of a Group
(a) __________
(b) __________

3. SEC Use Only

4. Citizenship or Place of Organization
Georgia


Number of	5.  Sole Voting Power		17,478,563
Shares
Beneficially	6.  Shared Voting Power		942,186
Owned by
Each		7.  Sole Dispositive Power	10,869,479
Reporting
Person With	8.  Shared Dispositive Power	6,133,674

9. Aggregate Amount Beneficially Owned by Each Reporting Person
	18,759,786

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares*

11.  Percent of Class Represented by Amount in Row (9)
	6.61%

12.  Type of Reporting Person*
	HC / BK / IA




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1394


Item 1.
(a) Name of Issuer:
SunTrust Banks, Inc.
(b) Address of Issuer's Principal Executive Offices:
303 Peachtree Street
Atlanta, Georgia 30308

Item 2.
(a) Name of Person Filing:
SunTrust Banks, Inc. as Parent Holding Company for Trusco Capital Management, SunTrust Delaware Trust Company, and SunTrust Bank Holding Company as Parent Company for SunTrust Bank and in various fiduciary capacities
(b) Address of Principal Business Office or, if none, Residence:
303 Peachtree Street, Suite 1500
Atlanta, Georgia 30308
(c) Citizenship:
SunTrust Banks, Inc. is a Georgia corporation; Trusco Capital Management is a registered investment adviser and a Georgia corporation; SunTrust Delaware Trust Company is a Delaware corporation; SunTrust Bank Holding Company is a Florida corporation; SunTrust Bank is a Georgia banking association
(d) Title of Class of Securities:
Common Stock
(e) CUSIP Number:
867914103

Item 3.	If this statement is filed pursuant to SS240.13d-1(b) or
240.13-2(b) or (c), check whether the person filing is a:

(a) [ ]	Broker or dealer registered under section 15 of the Act
(15 U.S.C. 78o);
(b) [X]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c) [ ]	Insurance company as defined in section 3(a)(19) of the Act
(15 U.S.C. 78c);
(d) [ ]	Investment company registered under section 8 of the Investment
Company Act of 1940 (15 U.S.C. 80a-8);
(e) [X]	An investment adviser in accordance with
SS240.13d-1(b)(1)(ii)(E);
(f) [ ]	An employee benefit plan or endowment fund in accordance with
SS240.13d-1(b)(1)(ii)(F);
(g) [X]	A parent holding company or control person in accordance with
SS240.13d-1(b)(1)(ii)(G);
(h) [ ]	A savings association as defined in Section 3(b) of the Federal
Deposit Insurance Act (12 U.S.C. 1813);
(i) [ ]	A church plan that is excluded from the definition of an
investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j) [ ]	Group, in accordance with SS240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in
Item 1.

(a) Amount beneficially owned:				     18,759,786.
(b) Percent of class:					     6.61%.
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote		     17,478,563.
(ii) Shared power to vote or to direct the vote		     942,186.
(iii) Sole power to dispose or to direct the disposition of  10,869,479.
(iv) Shared power to dispose or to direct the disposition of 6,133,674.

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Various co-trustees share the power to direct subsidiaries of income including dividends and the proceeds from sale of securities.
Additionally, various beneficiaries have the right to receive dividends.

Item 7.	Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on By the Parent Holding Company See Item 2 along with Exhibit A

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10. Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 5, 2003
Date

/s/  Victor Smith
Signature

Victor Smith / Senior Vice President
Name / Title




Exhibit A

The shares reported are held by one or more subsidiaries of SunTrust Banks, Inc. in various fiduciary and agency capacities. SunTrust Banks, Inc. and such subsidiaries disclaim by beneficial interest in any of the shares reported, and the filing of this statement shall not be construed as an admission to the contrary.

Certain of the shares included in shared voting authority are held in agency accounts and co-fiduciary accounts in nominee registration. These are voted by the banks under revocable authority of trust accounts and therefore, are reported as shared voting authority.




SunTrust Banks, Inc.
303 Peachtree Street, Suite 1500
Atlanta, Georgia 30308

February 5, 2003

Ladies and Gentlemen:

There is hereby transmitted for filing pursuant to Section 13(g) of the Securities and Exchange Act of 1934 and Rule 13G thereunder a Schedule 13G relating to beneficial ownership by SunTrust Banks, Inc. and its subsidiaries of shares of SunTrust Banks, Inc.

Please call the undersigned at (807) 782-5656 if you have any questions.

Sincerely,


/s/  Victor Smith
SunTrust Bank, Senior Vice President


Cc:	SunTrust Banks, Inc.
	New York Stock Exchange